UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

         DIVISION OF
CORPORATION FINANCE


Mail Stop 03-08

August 17, 2005

AU Moon Ying, Henry
Chief Financial Officer
Man Sang Holdings, Inc.
21/F., Railway Plaza, 39 Chatham Road South
Tsimshatsui, Kowloon, Hong Kong

	Re: 	Man Sang Holdings, Inc.
		Form 10-K for the Fiscal Year Ended March 31, 2005 Form 10-Q for the Fiscal Quarter Ended June 30, 2005 File No. 0-20877

Dear Mr. AU Moon Ying:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 18

Critical Accounting Policies and Estimates, page 19

1. Your discussion of critical accounting policies should include quantification of the underlying accounts and a discussion of changes and trends associated with the underlying accounts. For example, your discussion of inventories write-downs and allowance for doubtful accounts should quantify the amount of expenses that you recorded in each period for allowances and discuss any trends or significant changes. Your discussion of long-lived assets, non-consolidated investments, and marketable securities should discuss any impairments or other than temporary declines in value incurred as well as the reasons for significant changes and trends.

Notes to the Consolidated Financial Statements, F-9

General

2. We note that you recorded impairment losses during the periods presented. For each impairment loss, tell us and disclose in future filings, the disclosure requirements of paragraph 26 in FAS 144, including:
* A description of the impaired long-lived asset and the facts and circumstances leading to the impairment;
* Since not separately presented on the face of the statement, the amount of the impairment loss and the caption in the income statement that includes the loss;
* The segment in which the impaired long-lived asset is reported under FAS 131.

Note 1 - Organization and Acquisition and Divestiture, page F-10

3. We note your disclosure that you acquired the remaining 21% equity interest of Cyber Bizport Limited in exchange for the entire 79% indirect equity interest in MSIL. You previously state that MSIL is an indirectly owned subsidiary in which you have a 49.4% ownership interest. Please reconcile these disclosures.

Note 5.  Inventories, F-21

4. We note that you wrote down inventories in 2005 and 2004. Tell us why inventories were written down below cost for each of the periods presented. In addition, if you have an allowance for obsolete inventory, include Schedule II for all valuation and qualifying accounts in accordance with Rules 5-04 and 12-09 of Regulation S-X in future filings.

Note 8.  Real Estate Investment, F-22

5. We note that you entered into a sales and purchase agreement in March 2004 to dispose of a real estate investment to a third party.
It appears that you classified the real estate investment as held and used in the balance sheet and the results of operations as continuing operations in the statement of operations in 2004. Tell us how you considered the criteria of paragraph 30 of FAS 144 concerning the sale of this real estate investment and how you determined that the long-lived asset should not be classified as held-for-sale on the balance sheet at March 31, 2004 and the results of operations as discontinued operations in the statement of operations for the year ended 2004.

*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dave Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3841
with any other questions.

Sincerely,



Michael Moran
Branch Chief
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AU Moon Ying, Henry
Man Sang Holdings, Inc.
August 17, 2005
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